UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SIGILON THERAPEUTICS, INC.

(Name of Subject Company (issuer))

SHENANDOAH ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

82657L206

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Howard Kenny

Russell M. Franklin

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6210

Benjamin H. Pensak

Morgan, Lewis & Bockius LLP

101 North Wacker Drive

Chicago, IL 60606

Telephone: (312) 324-1719

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Shenandoah Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sigilon Therapeutics, Inc., a Delaware corporation (“Sigilon”), in exchange for (a) $14.92 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $111.64 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Lilly and reasonably acceptable to Sigilon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on August 9, 2023, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

Three complaints have been filed by purported stockholders of Sigilon alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•

On July 20, 2023, a purported stockholder named Nathan Smith filed a complaint against Sigilon and members of the Sigilon Board in the United States District Court for the District of Delaware, captioned Smith v. Sigilon Therapeutics, Inc., et al., Case No. 1:99-mc-09999 (D. Del.).

•

On July 21, 2023, another purported stockholder of Sigilon named Brian Dixon filed a complaint against Sigilon and members of the Sigilon Board in the United States District Court for the District of Delaware, captioned Dixon v. Sigilon Therapeutics, Inc., et al., Case No. 1:2023cv00788 (D. Del.).

•

On July 21, 2023, another purported stockholder of Sigilon named Donald Mammoser filed a complaint against Sigilon and members of the Sigilon Board in the United States District Court for the Southern District of New York, captioned Mammoser v. Sigilon Therapeutics, Inc., et al., Case No. 1:23-cv-06353 (S.D.N.Y.).

The three complaints filed in the above-referenced actions allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. We refer to the above-referenced actions collectively as the “Tender Offer Litigation.”

As of August 1, 2023, Sigilon has also received 10 stockholder demand letters (the “Demand Letters”), which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and one books and records demand letter, which generally seeks information in connection with a purported stockholder’s investigation of events relevant to the Offer and the adequacy of the disclosures made in the Schedule 14D-9.

Sigilon believes the allegations and claims asserted in the Tender Offer Litigation and the Demand Letters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, Sigilon is hereby voluntarily amending and supplementing the Schedule 14D-9 as set forth in this Amendment. Sigilon denies that it has violated any laws or that Sigilon or any member of the Sigilon Board breached any duties to Sigilon’s stockholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2023	SHENANDOAH ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer